Filed Pursuant to Rule 433

Registration No. 333-213548

Free Writing Prospectus

(To Prospectus dated April 10, 2017 and

Preliminary Prospectus Supplement dated November 13, 2017)

$500,000,000

Westlake Chemical Corporation

4.375% Senior Notes due 2047

Final Term Sheet

November 13, 2017

Issuer:	Westlake Chemical Corporation
Ratings (Moody’s / S&P / Fitch)*	Baa3 / BBB / BBB
Principal Amount:	$500,000,000
Maturity Date:	November 15, 2047
Coupon (Interest Rate):	4.375%
Yield to Maturity:	4.437%
Spread to Benchmark Treasury:	+157 bps
Benchmark Treasury:	UST 2.750% due August 15, 2047
Benchmark Treasury Price and Yield:	97-21+; 2.867%
Interest Payment Dates:	Semi-annually on each May 15 and November 15, commencing on May 15, 2018
Make-Whole Call:	Make-whole at T+25 bps (before May 15, 2047 (six months prior to the Maturity Date))
Par Call:	At any time on or after May 15, 2047 (six months prior to the Maturity Date), the Notes will be redeemable in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to the date of redemption.
Price to Public:	98.979% of the principal amount
Trade Date:	November 13, 2017
Settlement Date:	November 28, 2017 (T+10)
CUSIP / ISIN:	960413 AU6 / US960413AU67
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC Citigroup Global Markets Inc.

*    None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in this offering can arrange to send you the prospectus supplement and accompanying prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, via email: dg.prospectus_requests@baml.com, or standard mail c/o Prospectus Department, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001; Deutsche Bank Securities Inc.

at Attention: Prospectus Group, 60 Wall Street, New York, New York 10005-2836, email: prospectus.cpdg@db.com, telephone (800) 503-4611; Goldman Sachs & Co. LLC at Attn: Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or email prospectus-ny@ny.email.gs.com; or Wells Fargo Securities, LLC at Attention: Client Support, 608 2nd Avenue, South Minneapolis, MN 55402, telephone: (800) 645-3751 Opt 5, or email: wfscustomerservice@wellsfargo.com.